May 2, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Andri Carpenter
Gary Todd
Heather Percival
Geoff Kruczek
Amanda Ravitz

Re:          AIT Therapeutics, Inc.
Registration Statement on Form S-1
Filed February 27, 2017
File No. 333-216287

Ladies and Gentlemen:

On behalf of AIT Therapeutics, Inc., a Delaware Corporation (“AITT” or the “Company”), the following response is to the comment letter, dated March 23, 2017 (the “Comment Letter”), concerning the above referenced filing (the “Original Registration Statement”) relating to the resale by the selling stockholders named therein of the common stock registered thereunder.

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, the Company is filing with the SEC Amendment No. 1 to the Original Registration Statement (the “Amendment”, and the Original Registration Statement as amended by the Amendment, the “Amended Registration Statement”), which incorporates the revisions to the Original Registration Statement described herein.  To expedite your review, we have enclosed with this letter a marked copy of the Registration Statement, which shows all changes from the Original Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to the Company.  Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

Prospectus

1.
We note that you have included your financial statements after your outside back cover page of the prospectus and Part II information.  Please revise to include your financial statements in the prospectus, as required by Item 11 of Form S-1.

The Company’s Response:

The Company’s financial statements are now contained within the prospectus, as filed with the Amended Registration Statement.

Prospectus Cover

2.
There does not appear to be an existing established trading market for your securities. Accordingly, please revise your disclosure here and throughout your prospectus to include the fixed price at which the selling shareholders will sell their shares until such time as they are quoted on the OTC Bulletin Board, OTCQX, OTCQB or a national securities exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions, if applicable.

The Company’s Response:

Further to the Staff’s comment, the following paragraph has been included on the cover page to the prospectus contained in the Amended Registration Statement:

“As of the date of this prospectus, our Common Stock is subject to only limited quotation on the OTC Pink, and it is not otherwise regularly quoted on any other over-the-counter market. Until such time as our Common Stock is so quoted, the shares of Common Stock covered by this prospectus will be sold by the selling stockholders from time to time at a fixed price of $6.00 per share, representing the sales price of the units issued and sold in our most recent private placement that included Common Stock, effected on March 31, 2017. If and when our Common Stock is regularly quoted on an over-the-counter market or on a national securities exchange, the selling stockholders may sell their respective shares of Common Stock from time to time at prevailing market prices or in privately negotiated transactions.”

Additionally, the Plan of Distribution contained in the prospectus and other applicable disclosure contained in the Amended Registration Statement have been revised in response to the Staff’s comment.

3.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

The Company’s Response:

The Company has disclosed its status as an “emerging growth company” in the Amended Registration Statement.

4.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company’s Response:

Neither the Company, nor anyone authorized on behalf of the Company, has presented to potential investors any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.  If, in the future, the Company or anyone authorized on behalf of the Company presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act with respect to the offering of common stock under the Amended Registration Statement, then the Company will ensure that all such communications are supplementally provided to the Staff.

Business Overview, page 4

5.
Safety and efficacy are terms of art used in describing FDA clearances and approvals. Considering your disclosure regarding lack of FDA approval for you products, please refrain from describing your products with terms like “safely” and/or your test results as evaluating “efficacy.”  Instead, throughout your disclosure, please limit your conclusions about performance of your products and results of studies to your belief and the actual results of your studies.  Similarly, please limit your conclusions regarding the lack of “efficacy” of treatments using products other than yours, like your disclosure on page 4, to specifically identify the market need not currently being met that you believe your product will address if your product is approved by the FDA.

The Company’s Response:

The Amended Registration Statement contains revised disclosure, addressing the Staff’s comments.

6.
If the NTM indication you are developing is limited only to NTM Abscessus in children with CF, as indicated by your disclosure on page 13, please revise each disclosure referring to this indication to clearly define its scope and the limited market opportunity presented.

The Company’s Response:

All references to the NTM indication contained in the Amended Registration Statement have been revised, as required, to refer only to NTM Abscessus in patients with CF.

Competition, page 5

7.	Please clarify the uncertainty that Novoteris “may” be eligible for orphan drug exclusivity if the FDA approves its product candidate.

The Company’s Response:

As set forth in the Amended Registration Statement, we have clarified that Novoteris may be eligible for orphan drug exclusivity if the FDA approves its product first, which would preclude the Company from obtaining orphan drug exclusivity for its comparable product should it be subsequently approved by the FDA.

The Offering, page 7

8.	Please revise to describe in clear, understandable terms the registration delay payments referenced here. Also note your disclosure obligations pursuant to Item 404 of Regulation S-K.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised the disclosure with respect to the registration delay payments.  We note our disclosure obligations pursuant to Item 404 of Regulation S-K.

It is highly likely…, page 9

9.
Please discuss in this risk factor the impact the going concern opinion issued by your auditor may have on your ability to raise needed capital. For example, could it make accessing capital more difficult or costly?

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised this risk factor to address the potential impact that the going concern opinion issued by our auditor may have on our ability to raise needed capital.

We are heavily dependent on the Aeronox system…, page 14

10.	Please revise to clarify why you are dependent on the system only for trials “outside the United States.”

The Company’s Response:

Because the Aeronox system is not currently approved for use in the United States at the 160 ppm concentration required by our 160 ppm NO formulation, we cannot use the system in the United States.  We have revised the risk factor to clarify why we are dependent on the system only for trials outside the United States.  The risk factor, as set forth in the Amended Registration Statement, reads in its entirety as follows:

“We are heavily dependent on the Aeronox system to conduct our trial outside the United States, and we may be required to seek an alternative delivery system for our proprietary 160 ppm NO formulation if we were to conduct a clinical trial within the United States.

We are heavily dependent on the Aeronox system and the company that manufactures it, International Biomedical, located in Texas. If International Biomedical decides not to continue to support the Aeronox system (for example, selling parts and providing repair services for the device) then we might not be able to conduct our non-U.S. trial.  This system is not manufactured specifically for us, and we have no agreement with Biomedical International for the continued manufacture or support of this system.  Additionally, the Aeronox system is not currently approved for use in the United States at the 160 ppm concentration required by our proprietary 160 ppm NO formulation, and we currently engage a third-party contractor to modify the Aeronox system in order for it to deliver our NO formulation at 160 ppm.  Unless the Aeronox system obtains such approval, of which we have no current expectation, we would be required to seek an alternative delivery system in order to conduct a clinical trial of our formulation within the United States.”

W e will be seeking Fast Track r eview b y the FD A…, page 19

11.	Please specify the indications you mention on page 4 for which you will seek Fast Track review.

The Company’s Response:

As set forth in the Amended Registration Statement, we have clarified in this risk factor that we intend to seek Fast Track review by the FDA for our indication with respect to NTM Abscessus among patients with CF.

If we fail to comply with our obligations . . ., page 32

12.
Please disclose the “several milestones” referenced in your disclosure and how the dates of those milestones compare with your time line on page 68. In this regard, we note that Exhibit 10.11 currently omits Exhibit B.  Please file a complete version of Exhibit 10.11.

The Company’s Response:

As set forth in the Amended Registration Statement, we have disclosed the several milestones referenced in the Original Registration Statement, including the fact that they comport with the timeline discussed under “Business—Our Strategy.”  Additionally, we have filed with the Amended Registration Statement a complete version of Exhibit 10.11 (which has been renumbered as Exhibit 10.9), except with respect to those portions for which confidential treatment has been requested.

W e will incur significant increas ed costs as a resul t…, page 37

13.
Please clarify your statement in the last paragraph of this risk factor that “[u]pon completion of this offering, [y]our securities will be quoted on the OTCQB.”  It is unclear why you are certain your securities will be quoted on the OTCQB and when this offering will be “completed.”

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised the last paragraph of this risk factor to read in its entirety as follows:

“New laws and regulations as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act and rules adopted by the SEC, would likely result in increased costs to us as we respond to their requirements.  Similarly, in the future, we may attempt to list our Common Stock on the NASDAQ Capital Market, the NYSE MKT or another national securities exchange, which would subject us to additional rules and regulations, as well as additional costs.”

Use of Proceeds, page 53

14.	Please revise this section to disclose the amount of proceeds you will obtain in the event warrant holders exercise their warrants and describe how you plan to use those proceeds.

The Company’s Response:

As set forth in the “Use of Proceeds” section contained in the Amended Registration Statement, we have added the following two paragraphs:

“The selling stockholders hold warrants to purchase an aggregate of 3,403,232 shares of Common Stock at an exercise price of $6.90 per share.  The warrants are exercisable at any time prior to their expiration on January 13, 2022 by paying to us the exercise price in cash.  However, if at any time during the term of the warrants a registration statement covering the resale of the shares of Common Stock issuable upon exercise of the warrants is not currently effective and available for the resale of all of such shares, then the holders of the warrants may exercise all or any part of the warrant in a “cashless” or “net-issue” exercise, in which case we would receive no cash proceeds upon such exercise.

Assuming that the selling stockholders exercise all of their respective warrants in cash exercises, we would receive gross proceeds of approximately $23,482,300, which we presently intend to use to advance our product candidate through clinical trials targeted at our planned indications for CF and COPD.  We can provide no assurance that any of the selling stockholders will exercise any of the warrants, whether in cash or cashless exercises.”

Capitalization, page 55

15.
Please revise the table to present total capitalization equal to the sum of total debt and stockholders’ deficit.  Also, remove the label “audited” from the header to the table and add formatting to clarify that cash and cash equivalents are not included in total capitalization.

The Company’s Response:

As set forth in the Amended Registration Statement, the capitalization table we have presented the capitalization table as requested by the Staff.

16.
As a related matter, please revise the presentation to show the impact of the reverse merger recapitalization and to show the pro forma impact of the subsequent changes in capitalization described in Note 14 to your financial statements and elsewhere in your filing.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised the presentation of the capitalization table to show the impact of the reverse merger recapitalization and the pro forma impact of the subsequent changes in capitalization described in Note 14 of our financial statements and elsewhere in our filing.

Research and Development Expenses, page 56

17.
Your disclosure here about your intent to “initiate clinical activity” appears inconsistent with your disclosures regarding clinical trials you have already conducted outside the United States.  Please revise or advise.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised the referenced disclosure.

Comparison of the year ended December 31, 2016 . . ., page 59

18.
Given your disclosures that you have never submitted applications to the FDA and have conducted clinical trials only outside the United States, please clarify the reference here to “preparation for FDA regulatory submission.”  Please also clarify the reasons expenses related to device development efforts decreased over the periods presented, in light of your disclosure on page 66 that you are in the process of designing an improved version of the delivery system.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised our discussion of the decrease in research and development expenses as set forth below (underlined portions identify revised disclosure in response to the Staff’s comments):

“Our research and development expenses for the year ended December 31, 2016, were $673,000, representing a decrease of $947,000, or 58%, compared to $1,620,000 for the year ended December 31, 2015. Approximately $466,000 of the decrease was attributable to a decrease of expenses related to the Company’s device development efforts, as well as the Company’s preparation for a pre-IND meeting with the FDA during the 2015 period, which required significant expenditures related to engaging a regulatory consulting firm, preparing the required medical report and preparing the pre-IND package to be submitted to the FDA.  The expenders for device development efforts decreased given that we incurred the majority of expenses related to the first generation of our device in 2015.”

Taxes on Income, page 61

19.	To assist readers of your filing, please expand your disclosure to briefly explain the reference to the cost plus method.

The Company’s Response:

To assist readers of our filing, the Amended Registration Statement contains the revised “Taxes on Income” section set forth below:

“Taxes on Income

Taxes on income comprise taxes incurred as result of the implementation of the cost plus method between AIT Ltd. and its wholly-owned subsidiary, Advanced Inhalation Therapies (AIT) Inc, referred to as AIT Inc.  AIT Inc. provides certain services to AIT Ltd., for which AIT Ltd. remunerates AIT Inc. based on a cost plus methodology.  The Company applied the comparative profits method, or CPM, for transfer pricing purposes.  The CPM method compares the profit of the tested party to that of comparable companies that perform similar functions.

The markup on total costs, or “cost plus”, was selected as the profit level indicator, which reflects the remuneration by AIT Ltd. to AIT Inc. for services performed.  Cost plus is defined as the ratio of operating profit to total costs.”

Liquidity and Capital Resources, page 61

20.
We note that your cash and cash equivalents significantly decreased in fiscal year 2016 compared to fiscal year 2015.  Please identify and separately describe your internal and external sources of liquidity, such as the lines of credit mentioned on page F-16 and loans from related parties discussed on page F-28, and discuss how you plan to fund your operations, including your future clinical trials, development of your delivery system and short and long-term liabilities.  This also includes the significant changes in debt and equity disclosed in Note 14 to your financial statements and elsewhere in your filing on your liquidity and capital resources and your ability to continue as a going concern. Please also file as exhibits the agreements for the lines of credit and related-party loans mentioned on pages F-16 and F-28.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised our liquidity and capital resources discussion, specifically under the heading, “Sources of Liquidity and Current Outlook”, to provide additional detail with respect to our current and anticipated funding sources.  We respectfully submit to the Staff that the “lines of credit” mentioned on page F-16 was in fact a simple bank loan in an immaterial amount, and we do not believe that such document requires filing pursuant to Item 601 of Regulation S-K.  With respect to the “related party” loans referenced in the financial statements, other than one director, Ari Raved, no officer or director provided to us any loan that we deem material in amount or significance (and no such loan exceeded $120,000).  Mr. Raved has extended loans on varying occasions, in each instance using the same form of loan agreement, which we have filed as an exhibit to the Amended Registration Statement.  No stockholder holding in excess of 5% of our outstanding common stock loaned to us an amount in excess of $120,000 since the beginning of our most recent fiscal year.

Business Overview, page 64

21.
Please revise to describe clearly and consistently the regulatory status of your product candidates and product development efforts to date.  As one example, you refer on page 10 to the early development stage of your products and that you have never submitted marketing applications to the FDA.  However, on page 36, you indicate that you have received orphan drug designation.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised our disclosure with respect to the regulatory status of our product candidates and our development efforts to date.  With respect to orphan drug designation, we have clarified that while we have never submitted marketing applications for approval of our product candidates to the FDA or comparable foreign regulatory authorities, the FDA granted us orphan drug designation for the use of NO in the treatment of CF.

AITT Technology, page 66

22.
Please limit your disclosure to your belief regarding your delivery system’s advantages over other NO formulation delivery systems given that your delivery system has not been approved by any regulatory agency.

The Company’s Response:

As set forth in the Amended Registration Statement, the lead-in to the bulleted list has been revised to read in its entirety as follows:

“Our novel drug delivery technology is designed to specifically deliver an anti-microbial dosage of NO, and we believe that it has a number of advantages over other NO formulation delivery systems, such as:”

23.
Please revise to clarify the development status of the delivery system for which you intend to seek FDA approval.  It is unclear from your disclosure what you mean by you are “in the process of designing an improved version as compared to the model used” in clinical trials to date.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised the Staff’s cited disclosure to read as follows:

“Our novel delivery system is currently in the prototype stage, and we expect that, when available for use, it will be superior to the Aeronox system that we have used in our clinical trials to date.”

24.
Your disclosure here refers to your “novel delivery system,” referred to as NOxSysBSTM, and indicates this system is not yet developed and you have not yet contracted with a third party to manufacture this system for you. However, on page 73, you state that you currently rely on third-party contract manufacturers for the production of this system.   Additionally, on page 14, you refer to being dependent on “our Aeronox system,” which is manufactured for you by a third party.  Please revise to clarify the references to these systems, your dependence on third parties, and regulatory status of each system.  Ensure you revisions describe the nature of your arrangements with third parties who produce the system for you, geographical limitations on use of the systems they produce for you and file any material agreements as exhibits.

The Company’s Response:

Please see our response to comment number 10, above, with respect to our revised risk factor set forth in the Amended Registration Statement, which clarifies our dependence on the Aeronox system and makes clear that Biomedical International does not manufacture the system specifically for us.  The Aeronox system is a 20 ppm system, which we purchase from Biomedical International “off the shelf”.  We then engage a third-party contractor in Israel to modify the system so that it can monitor our NO formulation at 160 ppm.

We have no material agreements with either Biomedical International or the above-referenced Israeli contractor.

We have clarified in the Amended Registration Statement that we “will” be reliant upon third parties to manufacture our NOxSysBS delivery system at such time as it is ready for production.

Nitric Oxide and Infection, page 66

25.	Please tell us whether you commissioned any of the studies you cite. See Rule 436 of Regulation C.

The Company’s Response:

We did not commission any of the studies cited on page 66 of the Registration Statement, nor are we otherwise affiliated with any of the cited studies.  All such studies are available to the public, either free of charge or via a subscription.  Additionally, none of the information contained in the studies was prepared or certified for use in connection with the Registration Statement.  Accordingly, we respectfully submit to the Staff that there is no requirement to file any consent under Rule 436 of Regulation C with respect to such studies.

Our Clinical Results to Date, page 69

26.
Throughout your disclosure on pages 69-72 where you discuss your clinical results, please revise so that an investor without scientific training can understand the purpose of the studies and the significance of your findings.  As one example only, it is unclear from your disclosure why you tested met hemoglobin levels and the significance and effect of increased levels of met hemoglobin.  Also clarify the meaning of significant scientific or technical terms the first time they are used to ensure the reader understands the disclosure. We note as examples only the terms “2 log reduction” on page 70, “systemic inflammation” or “CRP levels” on pages 70-71 and “LOS>24 hours” on page 71.

The Company’s Response:

As set forth in the Amended Registration Statement, we have revised our clinical results so that an investor without scientific training can understand the purpose of the studies and the significance of our findings.

Security Ownership of Certain Beneficial Owners and Management, page 84

27.
Please revise to clarify the references in the first paragraph to “Minimum Offering and Maximum Offering amounts.” Please also reconcile the number of shares underlying warrants included in this table and the table on page 86 for Messrs. Grossman and Lisi and the number of shares underlying options held by Ms. Vizman, as disclosed in note 8 and on page 93.

The Company’s Response:

As set forth in the Amended Registration Statement, the references to “Minimum Offering and Maximum Offering amounts” have been deleted.   Additionally, the number of shares underlying warrants included in this table and the table on page 86 for Messrs. Grossman and Lisi has been reconciled.  Disclosure for Ms. Vizman has been removed from the beneficial ownership table, because, as previously reported, Ms. Vizman is no longer employed by us.

28.	Note 11 refers to 12,730 RSUs and 12,730 options, but only 12,730 is included in the table. Please revise to clarify why the number in the table is not 25,460.

The Company’s Response:

Dr. Jerome Zeldis, to whom this disclosure related, resigned as a director on April 25, 2017, as reported by the Company in its Current Report on Form 8-K filed with the SEC on April 27, 2017; consequently, Dr. Zeldis’ ownership of our securities has been removed from the beneficial ownership table, as set forth in the Amended Registration Statement.

Selling Stockholders, page 85

29.
We note the disclosure that you calculated beneficial ownership in accordance with the rules and regulations of the SEC.  Please revise to clarify which of these rules or regulations led you to determine that Mr. Bentsur beneficially owned a negative number of securities after this offering, as disclosed on page 86.

The Company’s Response:

The Amended Registration Statement contains a revised selling stockholders’ table that corrects this issue.

Management, page 88

30.
We note that your Web site indicates Professors David Greenberg and Asher Tal are part of your management team.  Please revise to include the information required by Items 401, 402, 403 and 404 of Regulation S-K to the extent applicable.

The Company’s Response:

While Professor Asher Tal serves as a member of our scientific advisory board, neither Professors Greenberg nor Tal is part of our management team, obviating the need for any disclosure otherwise required by Items 401, 402, 403 and 404 of Regulation S-K.  We have updated our website accordingly.

Employment or Service Agreements . . ., page 94

31.	Please revise to clarify the reference on page 97 to “this Current Report on Form 8-K.”

The Company’s Response:

The Amended Registration Statement no longer contains this reference.

Certain Relationships and Related Transactions, page 97

32.
We note your disclosure on pages 57 and 60-62 regarding “loans from related parties.” We also note the related-party transactions referenced on pages F-28 and F-29.   Please provide the information required by Item 404 of Regulation S-K with regard to these transactions or advise.

The Company’s Response:

Please see the Company’s response to comment 20, above.  We have include information with respect to loans from Mr. Raved.

Director Independence, page 97

33.
Please revise to clarify how you determined that only Messrs. Avniel and Av-Gay are not independent, given your disclosure on page 93 listing Mr. Bentsur in the Summary Compensation Table under the heading “Executive Compensation” and with the title “Executive Chairman.”

The Company’s Response:

We respectfully submit to the Staff that the “Executive Chairman” is not an officer, and Mr. Bentsur has served solely as a director of the Company.  Given the potential for confusion, the Company has ceased using the designation “Executive Chairman” and now uses the traditional, non-employee nomenclature, “Chairman” or “Chairman of the Board”.  Since filing the Original Registration Statement, Mr. Lisi has assumed the role of Chairman of the Board, and Mr. Bentsur has remained as a director.  As set forth in the Amended Registration Statement Mr. Bentsur has been removed from the Summary Compensation Table and has been correctly included in the Director Compensation table.

Description of Securities, page 98

34.	Please revise this section to provide all information required by Item 202(c) of Regulation S-K with regard to the warrants issued in the “Israeli Private Placement.”

The Company’s Response:

As set forth in the Amended Registration Statement, we have included all information required by Item 202(c) of Regulation S-K with regard to the warrants issued in the Israeli Private Placement.

35.	Please revise to discuss Section VII of Exhibit 3.1 and any material risks that provision presents.

The Company’s Response:

As set forth in the Amended Registration Statement, we have included a discussion of Section VII of Exhibit 3.1, together with the other provisions that potentially discourage transactions involving an actual or potential change of control.

Item 16. Exhibits, page II-3

36.	Please revise the list of exhibits to reflect the changes in the amended Form 8-K filed on March 15, 2017. Please also indicate what exhibits are subject to a pending confidential treatment request.

The Company’s Response:

The Amended Registration Statement contains a revised list of exhibits to reflect the changes in the amended Form 8-K filed on March 15, 2017.  The revised list indicates that Exhibit 10.9 to the Registration Statement remains subject to a pending confidential treatment request, and, pursuant to comment number 9 above, we have filed with the Amended Registration Statement a complete version of Exhibit 10.9, except with respect to those portions for which confidential treatment has been requested.

Audited Financial Statements as of December 31, 2016 and 2015, page F-1

37.
Please revise to retroactively reflect the changes in capitalization arising from the reverse merger recapitalization on the reissued financial statements included in the Form S-1. Refer to SAB Topic 4-C.

The Company’s Response:

SAB Topic 4-C states that a change in capital structure must be given retroactive effect in the balance sheet only when a change in the number of shares has occurred (for instance due to a stock dividend, stock split or reverse split) after the date of the latest reported balance sheet but before the release of the financial statements.

As mentioned in Note 10b to the financial statements of Advanced Inhalation Therapies (AIT) Ltd. ("the Company"), on October 28, 2016, the Company’s Board of Directors and the shareholders approved a reverse share split of all outstanding Ordinary Shares of the Company, by way of issuance and distribution of bonus shares without a change in nominal value of the Company’s outstanding shares at a ratio of approximately 8.03 for 1.
The reverse split was retroactive reflected in the Company's financial statements as of December 31, 2016.

The Merger transaction was closed on January 13, 2017, subsequent to December 31, 2016 and will be accounted in the Company's financial statements for the first quarter 2017.

In connection with the closing of the Merger transaction, all outstanding ordinary shares, warrants and options of the Company were converted into shares of Common Stock, warrants and stock options, respectively, at a ratio of 1:1.

The changes in capitalization arising from the reverse merger, be retrospectively applied to the financial statements of all prior periods when the financial statements are issued for a period that includes the date the transaction occurred January 13, 2017.

Subsequent to December 31, 2016 there was no change in the company's capital structure (no stock dividend, stock split or reverse split). The change in the share capital, as a result of the above mentioned Merger transaction is approximately $28,500.

Note 14, Subsequent Events, page F-31

38.
We note that subsequent to December 31, 2016 you amended your certification of incorporation, declared a dividend and repurchased shares. Tell us why those matters should not be described in the subsequent events footnote pursuant to ASC 855-10.

The Company’s Response:

We respectfully submit to the Staff that the noted changes related to the Company and not to AIT Ltd. and therefore were not included in the notes to the financial statements.

Exhibit 5.1

39.	The assumption in (ii) in the second paragraph on page 2 does not appear appropriate. It is also unclear why such assumption is necessary given your limitation in the next paragraph. Please revise.

The Company’s Response:

Filed as Exhibit 5.1 to the Amended Registration Statement is an updated legal opinion that does not contain the assumption in (ii) in the second paragraph on page 2.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely, AIT Therapeutics, Inc. /s/ Amir Avniel
Amir Avniel, Chief Executive Officer
cc: Robert L. Grossman Drew M. Altman Greenberg Traurig, P.A.